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                            RIVERSTONE NETWORKS, INC.
                           5200 Great America Parkway
                              Santa Clara, CA 95054


April 4, 2002


VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Edward M. Kelly, Esq.

       Re: Riverstone Networks, Inc. - Registration Statement on Form S-1 (File No. 333-58846) - Request for Withdrawal

Dear Mr. Kelly:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Riverstone Networks, Inc. (the "Registrant") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-58846), together with all exhibits thereto, originally filed with the Commission on April 12, 2001, on the grounds that the Registrant has determined not to conduct a rescission offer at this time. No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested.


                                      Sincerely,

                                      /s/ Romulus Pereira

                                      Romulus Pereira

                                      President and Chief Executive Officer